Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2026 and December 31, 2025	1
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2026 and 2025	2
Unaudited Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit) for the Six Months Ended June 30, 2026 and 2025	3
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025	4
Notes to Unaudited Condensed Consolidated Interim Financial Statements	5

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	NOTES	As of June 30, 2026 (Unaudited)	As of December 31, 2025
Non-current assets
Plant and equipment, net		$—	$3
Right-of-use assets	10	486	577
Rental deposits		82	83
Total non-current assets		568	663

Current assets
Deposits, prepayments and deferred expenses	11	635	470
Accounts receivable	5	—	2,305
Cash and cash equivalents	12	1,011	3,276
Total current assets		1,646	6,051

Total assets		2,214	6,714

Current liabilities
Convertible note, related party	15	1,658	—
Derivative liability, related party	15, 18	732	—
Other payables and accruals	13	8,696	6,117
Lease liabilities, current portion		177	209
Total current liabilities		11,263	6,326

Net current liabilities		(9,617)	(275)

Total assets less current liabilities		(9,049)	388

Non-current liabilities
Lease liabilities, non-current portion		364	434
Warrant liabilities at fair value through profit and loss (“FVTPL”)	18	222	124
Other non-current liabilities	14	1,518	3,018
Total non-current liabilities		2,104	3,576

Net liabilities		(11,153)	(3,188)

Equity
Share capital	16	22	21
Share premium		670,551	670,384
Reserves		38,810	38,169
Accumulated deficits		(720,536)	(711,762)
Total deficit		$(11,153)	$(3,188)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands of $, except for per share data)

		Six Months Ended June 30,
	NOTES	2026	2025
Revenue	5	$—	$8,500
Other income		154	83
Foreign exchange losses	6	(42)	(77)
Fair value change of financial liabilities at FVTPL	15, 18	(60)	(384)
Research and development expenses		(1,971)	(4,620)
Administrative expenses		(4,467)	(14,488)
Impairment of intangible assets		—	(1,500)
Finance costs		(87)	(35)
Impairment loss on financial assets – expected credit loss	5	(2,300)	—
Other expense	7	—	(14)
Loss before taxation		(8,773)	(12,535)
Income tax expenses		(1)	(1)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company		$(8,774)	$(12,536)
Loss per share
Basic and Diluted loss per common share	9	$(4.04)	$(11.37)
Weighted average number of common shares outstanding – Basic and Diluted	9	2,174	1,103

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands of $, except for share and per share data)

	Share capital			Reserves
					Share-based
	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
				(note)
As of January 1, 2025	1,102,792	11	666,528	3,435	35,713	(700,823)	4,864
Loss and total comprehensive loss for the period	—	—	—	—	—	(12,536)	(12,536)
Shares issued to board members for board fees (Note 16)	556	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 17)	—	—	—	—	3,274	—	3,274
As of June 30, 2025	1,103,348	$11	$666,528	$3,435	$38,987	$(713,359)	$(4,398)

As of January 1, 2026	2,147,105	21	670,384	3,435	34,734	(711,762)	(3,188)
Loss and total comprehensive loss for the period	—	—	—	—	—	(8,774)	(8,774)
Deemed distribution to a related party (Note 15)	—	—	—	(376)	—	—	(376)
Shares issued to employees for compensation (Note 16)	48,730	1	(1)	—	—	—	—
Shares issued to board members for board fees (Note 16)	7,138	—	—	—	—	—	—
Exercise of share options	11,991	—	168	—	—	—	168
Recognition of equity-settled share-based payment (Note 17)	—	—	—	—	1,017	—	1,017
As of June 30, 2026	2,214,964	$22	$670,551	$3,059	$35,751	$(720,536)	$(11,153)

Note: Other reserve includes amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested, and the deemed distribution to a related party described in Note 15.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED interim STATEMENTS OF CASH FLOWS

(All amounts in thousands of $)

	For the Six Months Ended June 30,
	2026	2025
OPERATING ACTIVITIES
Loss before taxation	$(8,773)	$(12,535)
Adjustments for:
Depreciation of plant and equipment	3	18
Amortization of right-of-use assets	91	115
Amortization of intangible assets	—	10
Impairment loss on financial assets (expected credit loss)	2,300	—
Impairment losses on intangible assets	—	1,500
Right-of-use assets and associated lease liabilities write-off	—	7
Fair value change of financial liabilities at FVTPL	60	384
Finance costs	87	35
Share-based payment expenses	1,017	3,274
Losses on disposal of property and equipment	—	15
Operating cash flows before movements in working capital	(5,215)	(7,177)
Decrease (Increase) in deposits, prepayments and deferred expenses, and accounts receivable	(159)	(7,541)
Increase in other payables and accruals, and other non-current liabilities	1,078	7,095
NET CASH USED IN OPERATION	(4,296)	(7,623)
Taxation paid	(1)	(1)
NET CASH USED IN OPERATING ACTIVITIES	(4,297)	(7,624)
INVESTING ACTIVITIES
Proceeds from disposal of plant and equipment	—	48
NET CASH PROVIDED BY INVESTING ACTIVITIES	—	48
FINANCING ACTIVITIES
Proceeds from issuance of convertible note, net of issuance costs	1,991	—
Proceeds from issue of shares upon exercise of share options	168	—
Interest paid	(25)	(35)
Repayment of lease liabilities	(103)	(47)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,031	(82)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	1	(14)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,265)	(7,672)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	3,276	9,766
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$1,011	$2,094
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deemed distribution to a related party – excess of the fair value of the convertible note over the proceeds (Note 15)	376	—
Reconciliation of movement in lease right-of-use assets and associated lease liabilities	—	142

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1.
GENERAL INFORMATION

Apollomics Inc. (“Apollomics” or the “Company”) is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs, especially for difficult-to-treat and treatment-resistant cancers. Since our founding in 2015, the Company has built a pipeline of five drug candidates across 10 programs that focus on oncology, of which four drug candidates are in the clinical stage.

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off from Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, the Company became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019), Apollomics Inc. (Taiwan) Limited and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), and its China drug development team is based in China (Hangzhou and Shanghai).

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“$”). The Company’s subsidiaries included in the unaudited condensed consolidated interim financial statements are listed below (the Company and its subsidiaries are collectively referred to herein as the “Group”). These unaudited condensed consolidated interim financial statements have been prepared based on the accounting policies which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared under the assumption the Company operates on a going concern basis.

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/ establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs
Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs
Apollomics (Hong Kong) Limited	Hong Kong, China June 24, 2019	Management and administrative services
Apollomics Inc. (Taiwan) Limited	Taipei, Taiwan February 13, 2026	Management and administrative services
Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Research and development of drugs
Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs
Project Max SPAC Merger Sub, Inc.	Delaware, United States August 19, 2022	Investment holding

2.
BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED interim FINANCIAL STATEMENTS AND GOING CONCERN

As of and for the six months ended June 30, 2026, the Group had reported a net loss of $8.8 million, and accumulated losses of $720.5 million and net current liabilities of $9.6 million. The Group regularly monitors its current and expected liquidity requirements and, as needed, updates its operating plans, to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

Based on our evaluation of conditions and events as of June 30, 2026, management has determined that substantial doubt exists about the Company’s ability to continue as a going concern. As of that date, we had cash and cash equivalents of $1.0 million, a history of recurring losses and negative shareholders’ equity, and limited liquidity relative to our operating requirements. Although we implemented cost-reduction initiatives beginning in early 2024 and continuing through 2026, and expect liquidity support from financing activities and strategic partnerships, our existing cash resources are not sufficient to meet our obligations as they come due for at least twelve months from the end of the reporting period. Management’s plans to address this shortfall include raising additional capital through equity or debt financing and generating cash inflows from

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

strategic partnerships; however, these plans, except as described in Note 22, are not contractually committed, are subject to external factors and there can be no assurance that it will be available on acceptable terms, or at all. These conditions indicate the existence of material uncertainties that may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding these material uncertainties, the accompanying financial statements have been prepared on a going concern basis of accounting and do not include any adjustments to the carrying amounts and classification of assets and liabilities that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the IASB as well as the rules and regulations of the U.S. Securities and Exchange Commission, and have been prepared under the assumption the Group operates on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3.
PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

Other than additional accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 and 2026 are the same as those presented in the Group’s annual financial statements for the year ended December 31, 2025.

Application of amendments to IFRSs

There were no new or amended IFRSs that became effective for the first time and were applicable to the Group for the six months ended June 30, 2026. The amendments listed below were already adopted by the Group in a prior period, as reflected in the Group’s annual financial statements for the year ended December 31, 2025, and are shown here for reference only:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 21	The Effects of Changes in Foreign Exchange Rates
IFRIC agenda decision	Guarantees Issued on Obligations of Other Entities

The application of the amendments to IFRSs in the current interim period has had no material impact on the Group’s financial position and performance for the current and prior periods and/or on the disclosures set out in these unaudited condensed consolidated interim financial statements.

New standards, amendments and interpretations not yet adopted by the Group

Certain standards, amendments and interpretations have been published through the June 30, 2026 reporting period and have not been early adopted by the Group. These are as follows:

•
IFRS 18, Presentation and Disclosure in Financial Statements;
•
IFRS 19, Subsidiaries without Public Accountability; and
•
Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency.

The Group intends to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and does not expect them to have a material impact on its financial statements.

4.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the unaudited condensed consolidated interim financial statements requires the management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

of assets and liabilities, income and expense. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the critical judgments made by the management of the Group in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2025.

5.
REVENUE AND SEGMENT INFORMATION

Revenue

In March 2025, Apollomics entered into an agreement for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib, Apollomics’ proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of non-small cell lung cancer (“NSCLC”) and other tumor types with LaunXP International Co., Ltd. (“LaunXP”). Under the terms of the LaunXP agreement (“the Agreement”), Apollomics was to receive upfront payments totaling $10 million. Apollomics was also eligible for regulatory and other pre-commercial milestone payments of up to $50 million, and royalties on net product sales at a rate of 11%. Such royalties were payable on a Licensed Product-by-Licensed Product and Region-by-Region basis from first commercial sale and continue, in each case, until the latest of patent expiration, expiration of regulatory exclusivity, or fifteen years following first commercial sale in the applicable region. LaunXP was to be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory (all countries in Asia other than mainland China, Hong Kong and Macau) for the treatment of NSCLC.

The Group determined that the Agreement and the supply activities and materials transfer fall within the scope of IFRS 15. In calculating the transaction price, it determined the following two performance obligations under the agreement: (i) provide exclusive license and (ii) provide initial drug supply.

The Group allocated the transaction price to the performance obligations as of June 30, 2026 as follows:

	Transaction price	Revenue recognized for the six months ended June 30, 2026	Cumulative revenue recognized as of June 30, 2026
(In thousands)
License	$8,500	$—	$8,500
Initial supply	1,500	—	—
	$10,000	$—	$8,500

For each of the performance obligations described above, the Group has determined the following methods of revenue recognition:

License: The Group recognizes revenue from the license at a point in time. Upon signing the LaunXP Agreement and transferring the license know-how, the Group no longer had any rights to the license in the LaunXP territory, and the Group did not have the obligation to improve, modify or update the license transferred. As such, there was no significant continued involvement in the license provided. LaunXP can begin to use and benefit from the license after the effective date of the Agreement and transfer of the license know-how as they were now the ‘owner’ of the underlying patents and know-how in the LaunXP territory. The transaction price allocated to the license performance obligation was determined using the residual approach, as the standalone selling price of the license is highly variable. In connection with the license performance obligation, the Group recognized revenue of nil for the six months ended June 30, 2026.

Initial clinical supply: The Group was responsible for providing LaunXP with the initial clinical trial drug supply. It was obligated to transfer this initial supply to LaunXP in accordance with the development plan. The Group has not transferred the initial supply of drug product to LaunXP as of June 30, 2026, and therefore has not triggered the recognition of revenue at the point in time.

As of June 30, 2026, the Group had received $6.2 million of the upfront payment and had recorded $2.3 million in accounts receivable on the unaudited condensed consolidated statements of financial position. LaunXP failed to remit the remaining upfront payment balance of $3.8 million (comprising the receivable described above and the deferred consideration allocated to the initial clinical supply obligation) together with applicable interest, and did not cure this failure. Effective June 11, 2026, the Group formally terminated the Agreement, and all licenses previously granted to LaunXP automatically and immediately terminated. LaunXP has expressed disagreement with the termination, and on June 18, 2026 the Group initiated the dispute resolution process contractually mandated under the Agreement. The Agreement does not identify any collateral, guarantee, or other security supporting the receivable, and the Group does not believe that any amount will be recovered. Accordingly, the Group determined the receivable to be credit-impaired under IFRS 9 and recorded a full impairment loss of $2.3 million, presented as a separate line item, “Impairment loss on financial assets – expected credit loss,” on the unaudited condensed consolidated interim statements of operations and comprehensive loss for the six months ended June 30, 2026. As

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

of June 30, 2026, the receivable is fully reserved and is reflected at nil, net of the allowance for expected credit losses, on the unaudited condensed consolidated statements of financial position. The Group continues to pursue collection through the dispute resolution process and will reverse the allowance if it later recovers amounts previously written off.

Segment information

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Group’s CODM is its Chief Executive Officer (“CEO”), and operations are managed as a single segment for the purposes of assessing performance and making operating decisions. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

6.
FOREIGN EXCHANGE GAINS AND LOSSES

	For the six months ended June 30,
	2026	2025
(In thousands)
Foreign exchange loss, net	$(42)	$(77)

The Group primarily operates in the United States, People’s Republic of China (“PRC”), and Australia, with most of the transactions settled in the U.S. dollar. The Group’s presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Group to foreign currency risk. The Group incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Group is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates.

The Group has not entered into any derivative contracts to hedge against its exposure to currency risk during the six months ended June 30, 2025 or 2026.

7.
loss for the period

	For the six months ended June 30,
	2026	2025
(In thousands)
Loss for the period has been arrived at after charging:
Staff costs:
Salaries and other allowances	$930	$1,320
Retirement benefits scheme contributions	12	36
Share-based payment expenses	1,017	3,274
Total staff costs	1,959	4,630
Depreciation of plant and equipment	3	18
Amortization of right-of-use assets	91	115
Amortization of intangible assets	—	10
Impairment loss of intangible assets	—	1,500
Impairment loss on financial assets – expected credit loss	2,300	—
Other expenses	—	14

8.
DIVIDENDS

No dividend was declared or paid by the Group during the six months ended June 30, 2025 and 2026, nor has any dividend been proposed since June 30, 2026. The deemed distribution to a related party of $0.4 million recognized directly in equity in connection with the issuance of the Convertible Note (see Note 15) does not represent a dividend declared or paid.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

9.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	For the six months ended June 30,
	2026	2025
(In thousands, except per share data)
Loss:
Loss for the period attributable to owners of the Company for the purpose of calculating basic loss per share	$(8,774)	$(12,536)

Number of shares:
Weighted average number of Ordinary Shares for the purpose of calculating basic and diluted loss per share	2,174	1,103

Loss per Ordinary Shares Outstanding – Basic and Diluted	$(4.04)	$(11.37)

The diluted loss per share for the six months ended June 30, 2025 and 2026 does not include the effect of the following instruments held as of June 30, 2025 and 2026 as their inclusion would be anti-dilutive:

	As of June 30,
(In thousands)	2026	2025
Unvested restricted shares	23	5
Share options	37	256
Apollomics Private Warrants	619	619
Apollomics Public Warrants	10,350	10,350
Penny Warrants	8	8

In addition to the instruments presented above, the Group has excluded from the computation of diluted loss per share the potential ordinary shares issuable upon conversion of the Convertible Note described in Note 15. Because the Convertible Note converts at a discount to the price of the Group’s next equity financing, which had not occurred and had not been priced as of June 30, 2026, the number of ordinary shares issuable upon conversion was not determinable as of that date and therefore has not been included in the table above. In any event, the potential dilutive effect of the Convertible Note would be anti-dilutive given the Group’s net loss position for the period. See Note 22 for discussion of the Convertible Note’s conversion subsequent to June 30, 2026.

10.
RIGHT-OF-USE ASSETS

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. The Group recognized right-of-use assets of $0.7 million and lease liabilities of $0.7 million during the six months ended June 30, 2025, and recognized right-of-use assets of nil and lease liabilities of nil during the six months ended June 30, 2026. During the six months ended June 30, 2025, the Group derecognized right-of-use assets and lease liabilities totaling $0.1 million following the early termination of a lease. There were no such derecognitions during the six months ended June 30, 2026.

11.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of June 30, 2026	As of December 31, 2025
(In thousands)
Prepayments	$400	$285
Value-Added Tax recoverable	42	185
Deposits	193	-
	$635	$470

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

12.
CASH AND CASH EQUIVALENTS

Bank balances earned interest at interest rates ranging from 4.0% to 4.2% per annum for the six months ended June 30, 2025 and from 3.4% to 3.6% per annum for the six months ended June 30, 2026.

Cash and cash equivalents presented on the unaudited condensed consolidated statements of financial position include:

(a) cash, which comprises of cash on hand and demand deposits; and

(b) cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

13.
OTHER PAYABLES AND ACCRUALS

	As of June 30, 2026	As of December 31, 2025
(In thousands)
Payables in respect of research and development expenses	$2,169	$1,786
Accrued salaries and bonuses	50	28
Other payables and accruals (See Note 14)	6,477	4,303
	$8,696	$6,117

14.
OTHER NON-CURRENT LIABILITIES

On November 19, 2025, the Group entered into a settlement agreement to fully resolve and conclude all matters related to legal proceedings previously filed in the Grand Court of the Cayman Islands by two minority investors. Under the terms of the agreement, the Group agreed to pay $5.0 million in cash and approximately $0.9 million in associated legal expenses.

As of June 30, 2026, $4.0 million of the settlement obligation remains unpaid. Based on the payment due dates, $2.5 million of the settlement obligation is included in other payables and accruals (See Note 13), with the remaining $1.5 million classified as other non-current liabilities in the statement of financial position.

15. CONVERTIBLE NOTE, RELATED PARTY AND DERIVATIVE LIABILITY

On March 30, 2026, the Company issued an unsecured convertible promissory note (the “Convertible Note”) in the principal amount of $2.0 million to the Company’s Chairman and Chief Executive Officer. The Convertible Note bears no interest (0% per annum) and, unless earlier converted, was to mature on September 30, 2027 (eighteen months from issuance). See Note 20 for further related party disclosures regarding this transaction.

The outstanding principal balance of the Convertible Note automatically would convert into equity securities upon the closing of the Company’s next equity financing that generates aggregate gross proceeds of at least $10.0 million (an “Equity Financing Conversion”), at a conversion price equal to 80% of the lowest per share purchase price of the equity securities issued in that financing. The Convertible Note also provided for conversion upon a qualifying corporate transaction, or at the Holder’s election on or after the maturity date, in each case using an alternative conversion price formula specific to that scenario.

The Convertible Note is presented within current liabilities, as its earliest possible conversion or repayment date falls within twelve months of the balance sheet date. Management has concluded, based on a formal analysis under IAS 32 and IFRS 9, that the Convertible Note is a financial liability in its entirety. None of the three conversion features described above satisfies the “fixed-for-fixed” condition in IAS 32, as each conversion price is variable and market-referential. Accordingly, no equity component is recognized, and compound instrument split accounting under IAS 32 is not available.

Management has further concluded that each of the three conversion features is an embedded derivative that is not closely related to the host debt contract and, because the Convertible Note has not been designated at fair value through profit or loss in its entirety, each must be bifurcated from the host liability and accounted for separately under IFRS 9. Because the three conversion features are mutually exclusive, they are accounted for together as a single compound embedded derivative. Under this approach, the derivative liability is recognized at fair value, determined under IFRS 13 using an income approach (a probability-weighted scenario analysis classified within Level 3 of the fair value hierarchy; see Note 18), with subsequent changes in fair value recognized in profit or loss at each reporting date. The host liability is recognized at its fair value at the

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

issue date and is subsequently measured at amortized cost using the effective interest method, accreting to the $2.0 million principal amount over the contractual term to September 30, 2027.

The fair value of the Convertible Note at initial recognition on March 30, 2026 was $2.4 million, comprising the Derivative Liability of $0.8 million and the host liability of $1.6 million, being the present value of the $2.0 million principal amount discounted at a credit-adjusted market rate of 15.79%. Because the Holder is a related party, the $0.4 million excess of the fair value of the Convertible Note over the $2.0 million proceeds was accounted for separately under IFRS 9 as a deemed distribution to the Holder in his capacity as a shareholder and was recognized directly in equity (other reserve); see Note 20. The host liability is accreted to the $2.0 million principal amount at an effective interest rate of 16.2% per annum, which includes the effect of issuance costs. The movements in the carrying amounts of the host liability and the Derivative Liability from the issue date to June 30, 2026 were as follows:

	Host liability (amortized cost)	Derivative Liability (FVTPL)	Total
(In thousands)
Proceeds allocated on issuance, March 30, 2026	$1,229	$771	$2,000
Excess of fair value over proceeds – deemed distribution (Note 20)	376	—	376
Issuance costs	(9)	—	(9)
Interest expense	62	—	62
Change in fair value recognized in profit or loss	—	(39)	(39)
As of June 30, 2026	$1,658	$732	$2,390

Issuance costs of $9 thousand that were directly attributable to the issuance of the Convertible Note were deducted from the initial carrying amount of the host liability and are recognized in interest expense over the term of the Convertible Note using the effective interest method. As of June 30, 2026, the carrying amount of the host liability of $1.7 million presented in the unaudited condensed consolidated interim statements of financial position is net of $7 thousand of unamortized transaction costs.

Interest expense on the host liability of $0.1 million is included in finance costs, and the gain of $39 thousand from the change in fair value of the Derivative Liability is included in fair value change of financial liabilities at FVTPL, in the unaudited condensed consolidated interim statements of operations and comprehensive loss. Both are non-cash items and are presented as adjustments in reconciling loss before taxation to net cash used in operating activities; the net proceeds from issuance of the Convertible Note are presented within financing activities in the unaudited condensed consolidated interim statements of cash flows; the excess of the fair value of the Convertible Note over the proceeds is a non-cash transaction and is disclosed as a non-cash financing activity. The Derivative Liability is classified within Level 3 of the fair value hierarchy; its valuation technique, significant unobservable inputs and the sensitivity of its fair value to changes in those inputs are disclosed in Note 18.

Subsequent to June 30, 2026, the Convertible Note converted in full in connection with the Company’s Private Placement. See Note 22.

16.
SHARE CAPITAL

Share capital

The share capital as of June 30, 2025, December 31, 2025, and June 30, 2026 represented the issued ordinary share capital of the Group.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In thousands, except share and per share data)	NOTES	Number of shares	Amount
Authorized:
As of June 30, 2025, December 31, 2025, and June 30, 2026	(i)	130,000,000	$1,300

Issued and fully paid:
As of January 1, 2025		1,102,792	$11
Class A Ordinary Shares issued to board members for board fees		556	—
As of June 30, 2025		1,103,348	$11

As of January 1, 2026		2,147,105	21
Shares issued to employees for compensation		48,730	1
Shares issued to board members for board fees		7,138	—
Shares issued on exercise of share options		11,991	—
As of June 30, 2026		2,214,964	$22

Note i: Pursuant to Apollomics’ sixth amended and restated memorandum and articles of association, as amended as a result of the Apollomics’ 2024 Extraordinary General Meeting of Shareholders, the authorized share capital of Apollomics increased to 130,000,000 shares, comprised of 100,000,000 Class A Ordinary Shares, and 20,000,000 Class B Ordinary Shares, and 10,000,000 preference shares, par value $0.01 per share.

All the Ordinary Shares issued during the six months ended June 30, 2025 and 2026 rank pari passu with the existing shares in all respects.

17.
SHARE-BASED PAYMENTS

On July 19, 2016, the shareholders of the Group approved the adoption of the 2016 equity incentive plan (the “2016 Plan”) for the purpose of securing and retaining employees, directors and consultants of the Group, providing incentives for them to exert maximum efforts for the success of the Group and any affiliate, and providing means by which such persons may benefit from increases in value of the ordinary shares of the Group.

The 2016 Plan provided for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards.

In March 2023, in connection with the consummation of the business combination with Maxpro Capital Acquisition Corp., the Board terminated the 2016 Plan and adopted the Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Plan”), and 8,679,583 Class A Ordinary Shares have been reserved for issuance. The Incentive Plan allows the Group to make equity and equity-based incentive awards to officers, employees, non-employee directors and the Group’s consultants and affiliates (the “Eligible Persons”). The Group expects to use equity-based awards to promote the Group’s interest by providing Eligible Persons with the opportunity to acquire equity interests as an incentive for their remaining in the Group’s service and aligning their interests with those of the Group’s equity holders. The Group’s Board anticipates that providing such persons with a direct stake in the Group will assure a closer alignment of the interests of such individuals with the Group’s interests and the interests of its shareholders, thereby stimulating their efforts on the Group’s behalf and strengthening their desire to remain with the Group and its affiliates.

During the six months ended June 30, 2025 and 2026, the Group had issued restricted share awards and share options to Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under either the 2016 Plan or the Incentive Plan by the Group.

Restricted share and restricted share unit awards

Under guidance for share-based compensation, the fair value of the Group’s restricted share and restricted share unit (RSU) awards is based on the grant date fair value of the Group’s Class A Ordinary Shares. During the six months ended June 30, 2025, the Group issued restricted shares, all of which were granted with no purchase price. During the six months ended June 30, 2026, the Group issued RSUs, all of which also were granted with no purchase price. The weighted-average grant date fair value of the restricted share awards and RSU awards, as applicable, was $6.20 and $19.00 during the six months ended June 30, 2025 and 2026, respectively.

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The total expense recognized in the unaudited condensed consolidated interim statements of operations and comprehensive loss for the restricted shares and RSUs granted, as applicable, was $100 thousand and $1,037 thousand, for the six months ended June 30, 2025 and 2026, respectively.

The following table summarizes the Group’s stock movement during the six months ended June 30, 2025 and 2026 as a result of restricted share and RSU awards:

	2026	2025
	Number of unvested awards	Number of unvested awards
Outstanding as of January 1,	1,536	1,108
Awarded	90,000	4,194
Vested	(68,536)	(556)
Outstanding as of June 30,	23,000	4,746

RSUs granted during the six months ended June 30, 2026 have a remaining weighted average vesting term of approximately 0.26 years. The vesting terms for these awards ranged from vesting immediately to a vesting term of one year.

Share options

The following table discloses movements of the Group’s share options held by grantees during the six months ended June 30, 2025 and 2026:

	2026		2025
	Number of Share	Weighted-average	Number of Share	Weighted-average
	Options	exercise price	Options	exercise price
Outstanding at January 1,	92,072	$293.544	194,594	$288.160
Granted	—	—	64,768	6.114
Exercised	(11,991)	14.000	—	—
Forfeited	(1,887)	249.330	(1,666)	301.822
Expired	(40,941)	317.129	(1,208)	355.108
Outstanding at June 30,	37,253	$359.844	256,488	$216.534
Exercisable at the end of the period	31,905		148,009

No share options granted in the above table will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of June 30, 2025 and 2026 had a weighted average remaining contractual life of 3.82 years and 1.81 years, respectively. No share options were granted during the six months ended June 30, 2026. During the six months ended June 30, 2025, the weighted average fair value of the share options granted was $5.0519 per share.

The time-based share options vest ratably on a monthly basis over a 24-month to 48-month vesting period or with 25% or 50% vesting on the first anniversary of the vesting inception date and the remaining portion vesting ratably on a monthly basis over a 12-month to 36-month vesting period. The milestone-based share options vest upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Group based on the most likely outcome of each of the performance conditions.

The Option Pricing Model (“OPM”) was used to determine the fair value of the option granted. The key inputs for the share options granted during the periods were as follows:

For the six months ended June 30,
	2026	2025
Grant date option fair value per share	N/A	$4.7700 - $5.4397
Exercise price	N/A	$6.09 - $6.20
Expected volatility (note i)	N/A	94.48% - 126.88%
Expected life	N/A	5.50 - 6.02 years
Risk-free rate	N/A	3.99% - 4%
Expected dividend yield	N/A	0%

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note i: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the unaudited condensed consolidated interim statements of operations and comprehensive loss for share options granted was $3,174 thousand and ($20) thousand for the six months ended June 30, 2025 and 2026, respectively.

18.
FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
(i)
Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

	Fair value as of
(In thousands)	June 30, 2026	December 31, 2025	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial liabilities
Maxpro public warrants assumed by Apollomics	208	115	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor	12	7	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants	2	2	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	$222	$124
Derivative liability, related party (Note 15)	732	—	Level 3	Probability-weighted scenario analysis (see below)	Probability of conversion; expected financing date; credit-adjusted discount rate (see below)	See below
Total financial liabilities at FVTPL:	$954	$124

Level 3 fair value measurement – Derivative Liability

The following table presents the changes in the derivative liability (Note 15), which is classified within Level 3 of the fair value hierarchy, for the six months ended June 30, 2026:

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In thousands)	Derivative Liability
As of January 1, 2026	$—
Recognized on issuance of the Convertible Note, March 30, 2026	771
Change in fair value recognized in profit or loss (1)	(39)
As of June 30, 2026	$732

(1) The change in fair value is unrealized, relates to the Derivative Liability held as of June 30, 2026, and is included in fair value change of financial liabilities at FVTPL in the unaudited condensed consolidated interim statements of operations and comprehensive loss.

There were no transfers between levels of the fair value hierarchy during the six months ended June 30, 2025 and 2026.

The fair value of the Derivative Liability is determined by management with the assistance of an independent valuer. The fair value of the Convertible Note in its entirety is determined as the probability-weighted present value of the payoffs under two scenarios: (i) automatic conversion upon the next equity financing at a conversion price equal to 80% of the price paid by investors in that financing, discounted at the risk-free interest rate; and (ii) repayment of the principal amount at maturity, discounted at a credit-adjusted discount rate. The fair value of the Derivative Liability is the difference between the fair value of the Convertible Note in its entirety and the value of the Convertible Note without its conversion features. The key inputs used in the valuation were as follows:

	March 30, 2026	June 30, 2026
Probability of conversion upon the next equity financing	90%	90%
Expected date of the next equity financing	August 31, 2026	August 31, 2026
Risk-free interest rate	3.65%	3.85%
Credit-adjusted discount rate	15.79%	15.49%

The credit-adjusted discount rate reflects the yield on CCC-rated corporate bonds plus a company-specific risk premium. An increase in the probability of conversion or in the credit-adjusted discount rate, or an earlier expected date of the next equity financing, would increase the fair value of the Derivative Liability, and vice versa. The following table shows the effect on the fair value of the Derivative Liability as of June 30, 2026 of reasonably possible changes in the significant unobservable inputs, holding the other inputs constant:

(In thousands)	Fair value of Derivative Liability
As reported	732
Probability of conversion decreased by 10 percentage points	651
Probability of conversion increased by 10 percentage points	814
Expected date of the next equity financing three months later	711
Credit-adjusted discount rate decreased by 1 percentage point	716
Credit-adjusted discount rate increased by 1 percentage point	749
(ii)
Fair value of financial liabilities that are not measured at fair value

Except for the host liability of the Convertible Note, the management of the Group consider that the carrying amount of the Group’s financial liabilities recorded at amortized cost in the unaudited condensed consolidated interim financial statements approximate their fair values. Such fair values have been deemed in accordance with generally accepted pricing models based on a discounted cash flow analysis.

As of June 30, 2026, the host liability of the Convertible Note (Note 15) had a carrying amount of $1,658 thousand and a fair value of $1,670 thousand. Its fair value is classified within Level 3 of the fair value hierarchy and was determined by discounting the $2.0 million principal amount payable at maturity at the credit-adjusted discount rate of 15.49%.

19.
RETIREMENT BENEFITS PLAN

The employees employed by the Zhejiang Crownmab Biotech Co. Ltd, PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

of their payroll to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The employees employed by Apollomics Inc. (Taiwan) Limited subsidiary are members of the state-managed retirement benefits scheme operated by the Taiwan government (Bureau of Labor Insurance). The Taiwan subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits schedule to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the United States. These plans are defined contribution plans covering employees employed in the United States and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees’ contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of $36 thousand and $30 thousand, respectively represents contributions paid or payable to the above schemes by the Group for the six months ended June 30, 2025 and 2026.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

20.
RELATED PARTY DISCLOSURES

Compensation of key management personnel

The remuneration of directors of the Group and key management were as follows:

	For the six months ended June 30,
	2026	2025
(In thousands)
Short term benefits	$504	$987
Retirement benefit scheme contributions	3	8
Share-based payment	1,271	1,029
	$1,778	$2,024

The remuneration of key management personnel is determined by the directors of the Group having regard to the performance of individuals and market trends.

On March 30, 2026, the Group issued a $2.0 million unsecured convertible promissory note to the Company’s Chairman and Chief Executive Officer, who is a related party of the Group. The note bears no interest, is unsecured, and converts into equity securities upon the terms described in Note 15. The fair value of the Convertible Note at issuance exceeded the $2.0 million proceeds by $0.4 million; this excess was accounted for as a deemed distribution to the Chairman and Chief Executive Officer in his capacity as a shareholder and was recognized in equity (other reserve) (see Note 15). Other than the remuneration disclosed above and the Convertible Note, the Group did not enter into any other material related party transactions during the six months ended June 30, 2025 or 2026.

21.
RESTRICTED NET ASSETS

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its subsidiaries. The Group’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In the event of such dividends being declared, there would be PRC withholding tax on such dividends. The results of operations reflected in the unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 differ from those reflected in the statutory financial statements of the Group’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Group’s PRC subsidiaries from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2025 and June 30, 2026, amounts restricted are the paid-in capital of the Group’s PRC subsidiaries, which amounted to $35.0 million and $35.0 million, respectively.

22.
SUBSEQUENT EVENTS

APOLLOMICS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Group has evaluated subsequent events and transactions that occurred after June 30, 2026 and up through November 6, 2026, which is the date when the unaudited condensed consolidated interim financial statements were available to be issued.

On August 7, 2026, the Company entered into definitive subscription agreements with certain accredited investors for a private placement transaction (the "Private Placement") for aggregate gross consideration of approximately $10.0 million, comprising (i) cash subscriptions for 533,334 Class A ordinary shares at a purchase price of $15.00 per share, generating gross proceeds of approximately $8.0 million, and (ii) the automatic conversion of the $2.0 million outstanding principal amount of the Convertible Note (see Note 15) into 166,667 Class A ordinary shares at a conversion price of $12.00 per share, representing 80% of the cash investors' purchase price. The Private Placement closed on August 14, 2026, resulting in the issuance of an aggregate of 700,001 Class A ordinary shares and the extinguishment of the Convertible Note.

On September 14, 2026, the Board of Directors and Compensation Committee approved executive and director compensation for September 15, 2026 through September 14, 2027. It provides (i) annual base salaries of $200,000 for each of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, plus performance bonuses of up to $400,000 each, earned only if capital-raising, market capitalization and operational milestones are met by dates through September 30, 2027; and (ii) 52,000 stock options (12,000 for the six members of the Board and 40,000 for 17 employees, including 6,000 for each of the three executives), vesting 50% after six months and 50% after twelve months. The Group will recognize the related expense over the service and vesting periods from the third quarter of 2026 and has not yet estimated the amount.

Other than the events disclosed above and elsewhere in these unaudited condensed consolidated interim financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated interim financial statements.